4
1
<SROS>NASDAQ
<REPORTING-OWNER>
  0001039138
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  Cytyc Corporation
  0000849778
  <IRS-NUMBER>02-0407755
</SUBJECT-COMPANY>
<PERIOD>04/03/03
4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Sullivan, Patrick J.
   85 Swanson Road


   Boxborough, MA  01719
2. Issuer Name and Ticker or Trading Symbol
   Cytyc Corporation (CYTC)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   4/3/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   President and Chief
   Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock (1)                              04/03/03    M        10,000        A  $3.2500                     D  Direct
Common Stock (1)                              04/03/03    S        10,000        D  $13.5000     765,692        D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $3.2500         04/03/03       M                          10,000           (2)          04/28/09
(right to buy) (1)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     04/03/03  Common Stock (3)               10,000                    231,236       D   Direct
(right to buy) (1)

Explanation of Responses:

(1)
The stock options were acquired pursuant to Issuer's 1995 Stock Plan in transactions exempt from Section 16 under Rule 16b-3.

(2)
The stock option grant on April 28, 1999 involved 302,742 shares and was exercisable as to 60,000 shares on 12/28/1999; exercisable as to 90,000 shares on 12/28/00; exercisable as to 90,000 shares on 12/28/01 and exercisable as to 62,742  shares on 12/28/02.
(3)
The sale reported on this Form 4 was made pursuant to a written trading plan adopted in accordance with SEC Rule 10b5-1 on March 11,
 2003.
-



By Phyllis C. Howard, Attorney-in-Fact, pursuant to Power of Attorney previously filed with SEC valid through the Reporting Pe rson's tenure as a member of the Board of Directors.

SIGNATURE OF REPORTING PERSON
/S/ By: Phyllis C. Howard, Attorney-in-Fact
    For: Patrick J. Sullivan
DATE 04/04/03